EXHIBIT 99.2

CERTIFICATION OF PERIODIC FINANACIAL REPORTS
OF
EXPRESSJET HOLDINGS, INC.

I, Frederick S. Cromer, Vice President and Chief Financial Officer of ExpressJet Holdings, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (2) and (b) of Section 1350, Chapter 63 of Title 18, United States code), that:

(1)   the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)) and

(2)   information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of ExpressJet Holdings, Inc.

This certificate is being furnished solely for purposes of Section 906 and is not being filed as part of the Periodic Report.

Date: April 23, 2003   **/s/ Frederick S. Cromer**

                                         Frederick S. Cromer
                                         Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to ExpressJet Holdings, Inc. and will be retained by ExpressJet Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.